UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, Tower A, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Other Information

On December 6, 2022, Eastern Time (December 7, 2022, Beijing Time), ReTo Eco-Solutions, Inc. (the “Company”) held its 2022 Annual Meeting of Shareholders (the “Meeting”). The record date for the Meeting was November 2, 2022; as of the record date, the Company had 43,108,112 common shares outstanding and entitled to vote at the Meeting.

At the Meeting, the Company’s shareholders (i) elected Austin Huang and Lidong Liu as Class A directors of the Company, Baoqing Sun and Tonglong Liu as Class B directors of the Company, and Hengfang Li, Guangfeng Dai and Zhizhong Hu as Class C directors of the Company, (ii) ratified the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and (iii) approved the Company’s 2022 Share Incentive Plan, each of the proposals with the following vote:

1.	Election of Directors.

		For	Withheld
Class A Directors	Austin Huang	16,066,747	68,309
	Lidong Liu	16,066,465	68,591
Class B Directors	Baoqing Sun	16,066,450	68,606
	Tonglong Liu	16,066,732	68,324
Class C Directors	Hengfang Li	16,066,747	68,309
	Guangfeng Dai	16,066,450	68,606
	Zhizhong Hu	16,066,465	68,591

2.	Ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

For	Against	Abstain
16,095,201	39,606	250

3.	Approval of the 2022 Share Incentive Plan.

For	Against	Abstain
15,973,075	154,597	7,384

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: December 9, 2022	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer